UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com
For Immediate Release

ASUR ANNOUNCES THAT AEROSTAR SIGNS LEASE FOR LUIS MUÑOZ MARIN AIRPORT

México D.F., July 24, 2012 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced that Aerostar Airport Holdings (“Aerostar”) signed a lease agreement (the “Lease Agreement”) today for the Luis Muñoz Marin international airport in San Juan, Puerto Rico (“LMM Airport”) with the Puerto Rico Ports Authority (the “PRPA”).  Aerostar won the right to enter into the Lease Agreeement following a public bidding process in which the Puerto Rico Public-Private Partnership Committee (“Puerto Rico P3 Committee”) declared Aerostar the winner on July 19, 2012.  Aerostar is a limited liability company owned 50% by each of ASUR (through its Cancun Airport subsidiary) and Highstar Capital IV.

The closing of the Lease Agreement is subject to a number of conditions precedent, including approval of the Lease Agreement and the award of a Part 139 operating certificate by the U.S. Federal Aviation Administration (“FAA”), the accuracy of representations and warranties made by the PRPA in the Lease Agreement, certain other governmental approvals, and other customary conditions precedent.  Aerostar expects to submit an application for FAA approval shortly.

The Lease Agreement has a term of 40 years and involves an upfront payment of $615 million, which is expected to be funded by a mixture of debt financing incurred by Aerostar and equity contributions by each of ASUR (through its Cancun Airport subsidiary) and Highstar Capital IV.  During the term of the Lease Agreement, Aerostar will be required to make annual revenue-sharing payments to the PRPA, fixed at $2.5 million per year for the first five years, 5% of gross airport revenues for the sixth through the thirtieth years and 10% of gross airport revenues for the thirty-first through fourtieth years.  The Lease Agreement also requires Aerostar to make certain repairs and minor structural upgrades to LMM Airport, such as replacing broken floors and installing Wi-Fi connectivity in the terminals, within 18 months of the closing of the Lease Agreement, and to reimburse the PRPA for certain fire and police services that will continue to be provided by the PRPA.

The Lease Agreement includes a form of use agreement to be entered into by Aerostar and each airline serving LMM Airport, which was negotiated and agreed among Aerostar, the PRPA and the airlines during the public bidding process (the “Use Agreement”).  Pursuant to the Use Agreement, the airlines serving LMM Airport will collectively make aggregate payments of $62 million per year for landing, parking and terminal fees and fees for “exclusive use space” in the first five years of the lease, regardless of the level of passenger traffic.  Beginning in the sixth year, the $62 million annual aggregate payment will be increased annually by the U.S. consumer price index.  These fees will be allocated on a yearly basis among the airlines based on passenger traffic, landing weight, parking time and the amount of “exclusive use space” used by each airline.  The Use Agreement also requires Aerostar to contribute $6 million to a “Puerto Rico Air Travel Promotion and Support Fund” to be allocated among airlines who increase passenger traffic to LMM Airport in the first three years of the lease.  Furthermore, Aerostar will be required by the Use Agreement to contribute at least $34 million to certain capital improvement projects at LMM Airport, which will be required to be completed on a schedule to be mutually agreed among Aerostar and the airlines.  A separate Use Agreement is expected to be executed with each airline serving LMM Airport concurrently with the closing of the Lease Agreement.

In addition to the revenues collected pursuant to the Use Agreements, the Lease Agreement provides that Aerostar will be entitled to operate and collect all other revenues in connection with the LMM Airport, including revenues from commercial concessionaires.  With the exception of certain utility charges and charges limited by law, these revenues are not capped by the Lease Agreement or the Use Agreements.  Aerostar will also be entitled to collect passenger facility charges and government grants-in-aid, which can be used to fund capital projects at LMM Airport.

Furthermore, the Lease Agreement contains an “adverse action” clause, which provides for payments by the PRPA to Aerostar in the event that any Puerto Rico governmental authority takes an action that is expected to be principally borne by Aerostar, private operators of comparable public airports or certain other classes of parties and that has a material and adverse effect on Aerostar’s lease interest in LMM Airport.  Payments to Aerostar as a result of an “adverse action” are guaranteed by the Government Development Bank of Puerto Rico.

The text of the Lease and Use Agreements is available at the website of the Puerto Rico P3 Committee at http://www.app.gobierno.pr/?page id=121.  ASUR continues to evaluate the accounting treatment of its investment in Aerostar.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # #

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 24, 2012